Exhibit 99.3

For Immediate Release: June 5, 2024

Attention: Business Editors

VERSABANK REPORTS SECOND QUARTER FISCAL 2024 RESULTS: 18% YEAR-OVER-YEAR GROWTH IN

THE BANK’S LOAN PORTFOLIO AND EPS

All amounts are unaudited and in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our second quarter 2024 (“Q2 2024”) unaudited Interim Consolidated Financial Statements for the period ended April 30, 2024 and Management’s Discussion and Analysis ("MD&A"), are available online at www.versabank.com/investor-relations, SEDAR at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. Supplementary Financial Information will also be available on our website at www.versabank.com/investor-relations.

LONDON, ON/CNW – VersaBank (“VersaBank” or the “Bank”) (TSX: VBNK; NASDAQ: VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today reported its results for the second quarter of fiscal 2024 ended April 30, 2024. All figures are in Canadian dollars unless otherwise stated.

CONSOLIDATED AND SEGMENTED FINANCIAL SUMMARY

(unaudited)	As at or for the three months ended					As at or for the six months ended
(thousands of Canadian dollars, except per share amounts)	April 30 2024	January 31 2024	Change	April 30 2023	Change	April 30 2024	April 30 2023	Change
Financial results
Total revenue	$28,501	$28,851	(1%)	$26,685	7%	$57,352	$52,603	9%
Cost of funds*	4.21%	3.99%	6%	3.27%	29%	4.11%	3.13%	31%
Net interest margin*	2.45%	2.48%	(1%)	2.78%	(12%)	2.47%	2.82%	(12%)
Net interest margin on loans*	2.52%	2.63%	(4%)	2.99%	(16%)	2.61%	3.02%	(14%)
Return on average common equity*	12.36%	13.41%	(8%)	12.07%	2%	12.89%	11.38%	13%
Net income	11,828	12,699	(7%)	10,263	15%	24,527	19,680	25%
Net income per common share basic and diluted	0.45	0.48	(6%)	0.38	18%	0.93	0.72	29%
Balance sheet and capital ratios
Total assets	$4,388,320	$4,309,635	2%	$3,729,393	18%	$4,388,320	$3,729,393	18%
Book value per common share*	14.88	14.46	3%	13.19	13%	14.88	13.19	13%
Common Equity Tier 1 (CET1) capital ratio	11.63%	11.39%	2%	11.21%	4%	11.63%	11.21%	4%
Total capital ratio	15.33%	15.19%	1%	15.37%	0%	15.33%	15.37%	0%
Leverage ratio	8.55%	8.44%	1%	8.83%	(3%)	8.55%	8.83%	(3%)
* See definitions under ‘Non-GAAP and Other Financial Measures' in the Q2 2024 Management’s Discussion and Analysis.

(thousands of Canadian dollars)
for the three months ended	April 30, 2024				January 31, 2024				April 30, 2023
	Digital	DRTC	Eliminations/	Consolidated	Digital	DRTC	Eliminations/	Consolidated	Digital	DRTC	Eliminations/	Consolidated
	Banking		Adjustments		Banking		Adjustments		Banking		Adjustments
Net interest income	$26,242	$-	$-	$26,242	$26,568	$-	$-	$26,568	$24,609	$-	$-	$24,609
Non-interest income	262	2,336	(339)	2,259	120	2,500	(337)	2,283	122	2,146	(192)	2,076
Total revenue	26,504	2,336	(339)	28,501	26,688	2,500	(337)	28,851	24,731	2,146	(192)	26,685

Provision for (recovery of) credit losses	16	-	-	16	(127)	-	-	(127)	237	-	-	237
	26,488	2,336	(339)	28,485	26,815	2,500	(337)	28,978	24,494	2,146	(192)	26,448

Non-interest expenses:
Salaries and benefits	5,724	1,685	-	7,409	5,371	1,167	-	6,538	6,930	1,499	-	8,429
General and administrative	3,445	451	(339)	3,557	4,276	394	(337)	4,333	3,131	377	(192)	3,316
Premises and equipment	845	374	-	1,219	768	385	-	1,153	612	369	-	981
	10,014	2,510	(339)	12,185	10,415	1,946	(337)	12,024	10,673	2,245	(192)	12,726

Income (loss) before income taxes	16,474	(174)	-	16,300	16,400	554	-	16,954	13,821	(99)	-	13,722

Income tax provision	4,484	(12)	-	4,472	4,136	119	-	4,255	3,991	(532)	-	3,459

Net income (loss)	$11,990	$(162)	$-	$11,828	$12,264	$435	$-	$12,699	$9,830	$433	$-	$10,263

Total assets	$4,378,863	$26,980	$(17,523)	$4,388,320	$4,299,625	$26,645	$(16,635)	$4,309,635	$3,719,592	$25,559	$(15,758)	$3,729,393

Total liabilities	$3,982,924	$29,069	$(23,776)	$3,988,217	$3,914,863	$28,625	$(22,887)	$3,920,601	$3,366,614	$29,057	$(22,797)	$3,372,874

MANAGEMENT COMMENTARY

“Our financial results for the second quarter of fiscal 2024 continue to demonstrate the power of the operating leverage in our branchless, business-to-business Digital Banking model, as well as the benefits of our focus on risk mitigation throughout our Digital Banking operations,” said David Taylor, President and Chief Executive Officer, VersaBank. “We achieved a new record efficiency ratio of 38% as we continued to see strong year-over-year growth in our Point-of-Sale Financing Portfolio, while reducing our fixed costs.”

“We achieved another record level for both our total assets and our loan portfolio, with sequential growth in the Point-of-Sale Financing reflecting seasonality in that business, as well as some impact of the elevated interest rate environment and softness in certain parts of the economy.  Sequential performance of the Real Estate portfolio reflects the planned strategic transition from higher yielding, higher risk-weighted loans to lower yielding, lower risk-weighted CMHC-insured loans. The contribution from DRTC also reflects seasonality in that business.”

“The second quarter contributed to a strong first half of fiscal 2024, highlighted by year-over-year asset growth of 18%, net income growth of 25% and earnings per share growth of 29%. We expect improved growth in both the Point-of-Sale Financing portfolio, as well as a ramp up in loan originations in the CMHC-insured finance facilities in our Real Estate portfolio, in the third and fourth quarters, however, softness in consumer spending could delay reaching our next total asset milestone of $5 billion. We continue to look forward to a decision from the US regulatory authorities on our proposed acquisition of a US bank, which represents a significant opportunity to drive total assets to transformative levels, enabling us to further capitalize on the operating leverage in our Digital Banking model and drive outsized increases in profitability and return on common equity.”

HIGHLIGHTS FOR THE SECOND QUARTER OF FISCAL 2024

Consolidated

●

Total assets increased 18% year-over-year and 2% sequentially to a record $4.4 billion, with the increase driven primarily by growth in Digital Banking Operations’ Point of Sale Receivable Purchase Program (POS/RPP) portfolio;

●

Consolidated total revenue increased 7% year-over-year and decreased 1% sequentially to $28.5 million. The year-over-year and sequential trends reflect higher net interest from income from the Digital Banking Operations due primarily to continued loan growth and higher contribution from DRT Cyber Inc. (“DRTC”), with the sequential trend reflecting lower than planned interest income growth due to timing of expected loan origination and higher cost of funds;

●

Consolidated net income increased 15% year-over-year and decreased 7% sequentially to $11.8 million. The year-over-year increase was primarily due to higher revenue, which was driven primarily by strong loan growth (18%) from the Digital Banking Operations and lower non-interest expenses. The sequential decrease was primarily due to lower revenue, higher provision for credit losses, higher provision for taxes, and a modest increase in non-interest expenses, primarily due to lower than typical expenses in the first quarter of fiscal 2024 at DRT Cyber. Net income before taxes for the Digital Banking Operations increased slightly on sequential basis;

●

Consolidated earnings per share increased 18% year-over-year and decreased 6% sequentially to $0.45, with the year-over-year increase benefitting from the impact of a lower number of common shares outstanding from the purchase and cancellation of common shares under the Bank’s Normal Course Issuer Bid (“NCIB”) over the course of fiscal 2023;

●	Return on common equity increased to 12.36% from 12.07% year-over-year and decreased 8% from 13.41% sequentially; and,
●

The Bank continues to advance the process seeking approval of its proposed acquisition of OCC-chartered US bank, Stearns Bank Holdingford N.A., and expects a decision from US regulators during the second calendar quarter of 2024. If favourable, the Bank will proceed toward completion of the acquisition as soon as possible, subject to Canadian regulatory (OSFI) approval.

Digital Banking Operations

●

Loans increased 18% year-over-year and 1% sequentially to a record $4.02 billion, driven primarily by continued growth in the Bank’s POS/RPP portfolio, which increased 23% year-over-year and 1% sequentially;

●

Total revenue increased 7% year-over-year and decreased 1% sequentially to $26.5 million. The year-over year increase was driven primarily by higher net interest income attributable substantially to loan growth. The quarter-over-quarter decrease was due to higher interest expense attributable to higher deposit balances and higher cost of funds consistent with the elevated interest rate environment and the interest income increase dampened by timing of loan origination in the POS portfolio;

●

Net interest margin on loans decreased 47 bps, or 16%, year-over-year and 11 bps, or 4%, sequentially at 2.52%. The decreases were due primarily to the strong growth of the POS Financing portfolio (which is composed of lower-risk weighted, lower yielding but higher Return on Common Equity (“ROCE”) assets than the CRE portfolio, the impact of the planned transition of some higher yielding, higher risk-weighted CRE loans to lower yielding, lower risk-weighted CRE loans as part of the Bank’s strategy to capitalize on opportunities for lower-risk loans with a higher return on capital deployed, as well as higher rates on term deposits experienced during the quarter. This was offset partially by higher yields earned on the Bank’s lending assets;

●	Net interest margin decreased 33 bps, or 12%, year-over-year and decreased 3 bps, or 1%, sequentially to 2.45%;
●

Provision for credit losses as a percentage of average loans remained negligible at 0.00%, compared with a 12-quarter average of 0.01%, which remains among the lowest of the publicly traded Canadian Schedule I (federally licensed) Banks; and,

●	Efficiency ratio (excluding DRTC) improved both year-over-year and sequentially to 38% from 43% and 40%, respectively.

DRTC’s Cybersecurity Services Operations (Digital Boundary Group)

●

Revenue for the Cybersecurity Services component of DRTC (Digital Boundary Group, or DBG) increased 8% year-over-year to $2.8 million, driven by higher service engagements, while gross profit increased 5% to $2.0 million due to improved operational efficiency. Sequentially, revenue and gross profit for DBG decreased 3% and 6%, respectively, due primarily to seasonally lower service engagements. DBG’s gross profit amounts are included in DRTC’s consolidated revenue which is reflected in non-interest income in VersaBank’s consolidated statements of income and comprehensive income. DBG remained profitable on a standalone basis within DRTC.

FINANCIAL SUMMARY

(unaudited)	for the three months ended		for the six months ended
	April 30	April 30	April 30	April 30
(thousands of Canadian dollars, except per share amounts)	2024	2023	2024	2023
Results of operations
Interest income	$71,243	$53,595	$140,535	$103,156
Net interest income	26,242	24,609	52,810	48,883
Non-interest income	2,259	2,076	4,542	3,720
Total revenue	28,501	26,685	57,352	52,603
Provision for (recovery of) credit losses	16	237	(111)	622
Non-interest expenses	12,185	12,726	24,209	25,061
Digital Banking	10,014	10,673	20,429	20,842
DRTC	2,510	2,245	4,456	4,602
Net income	11,828	10,263	24,527	19,680
Income per common share:
Basic	$0.45	$0.38	$0.93	$0.72
Diluted	$0.45	$0.38	$0.93	$0.72
Dividends paid on preferred shares	$247	$247	$494	$494
Dividends paid on common shares	$650	$651	$1,300	$1,314
Yield*	6.66%	6.05%	6.58%	5.95%
Cost of funds*	4.21%	3.27%	4.11%	3.13%
Net interest margin*	2.45%	2.78%	2.47%	2.82%
Net interest margin on loans*	2.52%	2.99%	2.61%	3.02%
Return on average common equity*	12.36%	12.07%	12.89%	11.38%
Book value per common share*	$14.88	$13.19	$14.88	$13.19
Efficiency ratio*	43%	48%	42%	48%
Efficiency ratio - Digital Banking*	38%	43%	39%	43%
Return on average total assets*	1.08%	1.13%	1.13%	1.11%
Provision (recovery) for credit losses as a % of average loans*	0.00%	0.03%	(0.01%)	0.04%
	as at
Balance Sheet Summary
Cash	$198,808	$223,661	$198,808	$223,661
Securities	103,769	39,652	103,769	39,652
Loans, net of allowance for credit losses	4,018,458	3,419,455	4,018,458	3,419,455
Average loans	4,001,370	3,327,269	3,934,431	3,206,067
Total assets	4,388,320	3,729,393	4,388,320	3,729,393
Deposits	3,693,495	3,108,218	3,693,495	3,108,218
Subordinated notes payable	101,108	104,532	101,108	104,532
Shareholders' equity	400,103	356,519	400,103	356,519
Capital ratios**
Risk-weighted assets	$3,224,822	$2,957,933	$3,224,822	$2,957,933
Common Equity Tier 1 capital	375,153	331,614	375,153	331,614
Total regulatory capital	494,297	454,622	494,297	454,622
Common Equity Tier 1 (CET1) ratio	11.63%	11.21%	11.63%	11.21%
Tier 1 capital ratio	12.06%	11.67%	12.06%	11.67%
Total capital ratio	15.33%	15.37%	15.33%	15.37%
Leverage ratio	8.55%	8.83%	8.55%	8.83%
*	See definitions under ‘Non-GAAP and Other Financial Measures' in the Q2 2024 Management’s Discussion and Analysis.
**	Capital management and leverage measures are in accordance with OSFI's Capital Adequacy Requirementsand Basel III Accord.

This news release is intended to be read in conjunction with the Bank’s Consolidated Financial Statements and Management’s Discussion & Analysis (MD&A) for the three & six months ended April 30, 2024, which will be filed on SEDAR (www.sedarplus.ca) and will be available at www.versabank.com.

About VersaBank

VersaBank is a Canadian Schedule I chartered (federally licensed) bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to-business model in 1993 using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, corporations of all sizes and government entities on a daily basis.

VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VBNK.PR.A.

Forward-Looking Statements

VersaBank’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document and may be included in other filings and with Canadian securities regulators or the US Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. The statements in this management’s discussion and analysis that relate to the future are forward-looking statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, many of which are out of VersaBank’s control. Risks exist that predictions, forecasts, projections and other forward-looking statements will not be achieved. Readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the strength of the Canadian and US economy in general and the strength of the local economies within Canada and the US in which VersaBank conducts operations; the effects of changes in monetary and fiscal policy, including changes in interest rate policies of the Bank of Canada and the US Federal Reserve; global commodity prices; the effects of competition in the markets in which VersaBank operates; inflation; capital market fluctuations; the timely development and introduction of new products in receptive markets; the impact of changes in the laws and regulations pertaining to financial services; changes in tax laws; technological changes; unexpected judicial or regulatory proceedings; unexpected changes in consumer spending and savings habits; the impact of wars or conflicts and the impact of both on global supply chains and markets; the impact of outbreaks of disease or illness that affect local, national or international economies; the possible effects on our business of terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and VersaBank’s anticipation of and success in managing the risks implicated by the foregoing. For a detailed discussion of certain key factors that may affect VersaBank’s future results, please see VersaBank’s annual MD&A for the year ended October 31, 2023.

The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The forward-looking information contained in the management’s discussion and analysis is presented to assist VersaBank shareholders and others in understanding VersaBank’s financial position and may not be appropriate for any other purposes. Except as required by securities law, VersaBank does not undertake to update any forward-looking statement that is contained in this management’s discussion and analysis or made from time to time by VersaBank or on its behalf.

Conference Call

VersaBank will be hosting a conference call and webcast today, Wednesday, June 5, 2024, at 9:00 a.m. (ET) to discuss its second quarter results, featuring a presentation by David Taylor, President & CEO, and other VersaBank executives, followed by a question and answer period.

Dial-in Details

Toll-free dial-in number:	1 (888) 664-6392 (Canada/US)
Local dial-in number:	(416) 764-8659

Please call between 8:45 a.m. and 8:55 a.m. (ET).

To join the conference call by telephone without operator assistance, you may register and enter your phone number in advance at https://emportal.ink/4btMyMS to receive an instant automated call back.

Webcast Access: For those preferring to listen to the conference call via the Internet, a webcast of Mr. Taylor’s presentation will be available via the internet, accessible here https://app.webinar.net/KZxwXNElMqd or from the Bank’s web site.

Instant Replay

Toll-free dial-in number:	1 (888) 390-0541 (Canada/US)
Local dial-in number:	(416) 764-8677
Passcode:	337187#
Expiry Date:	July 5th, 2024, at 11:59 p.m. (ET)

The archived webcast presentation will also be available via the Internet for 90 days following the live event at https://app.webinar.net/KZxwXNElMqd and on the Bank’s website.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors

Lawrence Chamberlain

(416) 519-4196

lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

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